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                                                               Exhibit (a)(5)(d)



CONTACT:

Mr. Andrew Finkle                                Mr. Thomas R. Staab, II
Executive Vice President & General Counsel       Vice President & Treasurer
Triangle Pharmaceuticals,                        Triangle Pharmaceuticals, Inc.
(919) 493-5980                                   (919) 493-5980
www.tripharm.com                                 www.tripharm.com

FOR IMMEDIATE RELEASE:
---------------------

                          TRIANGLE ANNOUNCES FILING OF
                       EMTRICITABINE (COVIRACIL) WITH EMEA


DURHAM, N.C., January 6, 2003 -- Triangle Pharmaceuticals, Inc. (Nasdaq: VIRS) announced today that the Marketing Authorisation Application (MAA) for emtricitabine for the treatment of HIV infection was submitted to the European Agency for the Evaluation of Medicinal Products (EMEA) and that the EMEA has accepted the application for review. Triangle previously submitted a New Drug Application (NDA) for emtricitabine for the treatment of HIV infection to the U.S. Food and Drug Administration (FDA) which was accepted for review on November 1, 2002.

Emtricitabine is a once-a-day nucleoside reverse transcriptase inhibitor (NRTI). The tradename for emtricitabine in Europe is under review. In the United States and other countries, emtricitabine will be marketed under the Coviracil(R) tradename.

"We are very pleased to have delivered on our earlier commitment to complete the European filing around the end of 2002," commented Daniel G. Welch, Chairman and Chief Executive Officer of Triangle. He continued, "We believe, pending marketing clearance, emtricitabine may offer patients and physicians in Europe an important new medicine for the management of HIV disease."

The MAA includes data from over 2,000 patients and is supported by two pivotal trials, FTC-303 and FTC-301. The MAA will be reviewed under the centralized licensing procedure, which, if approval is granted, provides a marketing license valid in all member states of the European Community.

On December 4, 2002, Gilead Sciences, Inc. (Nasdaq: GILD) and Triangle announced that they signed a definitive agreement under which Gilead plans to acquire Triangle. The transaction has been structured as a two-step acquisition comprised of a cash tender offer for all of the outstanding Triangle common stock at $6.00 per share, followed by a cash merger in which Gilead would acquire any remaining outstanding Triangle common stock at $6.00 per share. The transaction is expected to close in the first quarter of this year, subject to customary closing conditions.



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Triangle Pharmaceuticals, Inc. is a specialty pharmaceutical company engaged in the development of new antiviral drug candidates, with a particular focus on therapies for the human immunodeficiency virus (HIV) and the hepatitis B virus. Triangle's proprietary drug candidates under development for HIV and/or hepatitis B include Coviracil (emtricitabine), amdoxovir (formerly DAPD), and clevudine (formerly L-FMAU). More information about Triangle's portfolio, management and product development strategy is available on Triangle's website.

STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING THE RISK THAT OUR NDA OR MAA MAY NOT RECEIVE REGULATORY APPROVAL, OR IF APPROVED, MAY NOT ACHIEVE MARKET ACCEPTANCE OR THE MEDICAL RESULTS WE EXPECT. IN ADDITION, THE ABILITY OF GILEAD AND TRIANGLE TO CLOSE THE TRANSACTION BY THE END OF THE FIRST QUARTER OF 2003 WILL DEPEND ON A NUMBER OF FACTORS OUTSIDE THE PARTIES' CONTROL INCLUDING THE SATISFACTION OF CLOSING CONDITIONS. THESE AND OTHER RISKS ARE DISCUSSED IN DETAIL FROM TIME TO TIME IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. AS A RESULT OF THESE AND OTHER RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PREDICTED IN THIS PRESS RELEASE. TRIANGLE DISCLAIMS ANY OBLIGATIONS TO UPDATE ANY FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE.